UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2021

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On November 23, 2021, Camtek Ltd. (NASDAQ:CAMT; TASE: CAMT) (the “Company”) closed the previously announced offering of $200,000,000 principal amount of 0% Convertible Senior Notes due 2026 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), including $25,000,000 of the notes pursuant to the Initial Purchasers’ exercise in full of their option to purchase additional notes.

PURCHASE AGREEMENT

On November 18, 2021, the Company entered into a purchase agreement (the “Purchase Agreement”) with certain qualified institutional buyers (collectively, the “Initial Purchasers”), pursuant to which the Company agreed to sell $175,000,000 aggregate principal amount of its 0% convertible senior notes due 2026 (the “Initial Convertible Notes”) in a private placement pursuant to Rule 144A under the Securities Act. The Company also agreed to grant a 13-day option to the Initial Purchasers to purchase all or part of an additional $25,000,000 aggregate principal amount of its 0% convertible senior notes due 2026 (the “Additional Convertible Notes”), which has been exercised in full. The Initial Convertible Notes, together with the Additional Convertible Notes, are referred to herein as the “Notes.”

The Purchase Agreement includes customary representations, warranties and covenants. Under the terms of the Purchase Agreement, the Company has agreed to indemnify the Initial Purchasers against certain liabilities and contribute to payments which the Initial Purchasers may be required to make in respect of any such liabilities.

INDENTURE

The sale of the Notes closed on November 23, 2021. The Notes were issued pursuant to an indenture, dated November 23, 2021 (the “Indenture”), between the Company and U.S. Bank National Association, as trustee.

The Notes will mature on December 1, 2026, unless earlier repurchased, redeemed or converted. The Notes will be convertible based on an initial conversion rate of 17.1092 ordinary shares per $1,000 principal amount of  Notes (equivalent to an initial conversion price of approximately $58.45 per ordinary share, which represents a conversion premium of approximately 30% to the last reported sale price of Camtek’s ordinary shares on The Nasdaq Global Market on November 18, 2021). The conversion rate is subject to adjustment if certain events occur. Prior to the close of business on the business day immediately preceding August 1, 2026, the Notes will be convertible at the option of the holders of Notes only upon the occurrence of certain events, the satisfaction of certain conditions and during certain periods. On or after August 1, 2026 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their Notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, ordinary shares or a combination of cash and ordinary shares, at the Company’s election.

Camtek may not redeem the Notes prior to December 6, 2024, except in the event of certain tax law changes. On or after December 6, 2024, Camtek may at any time and from time to time redeem for cash all or part of the Notes (subject to a certain partial redemption limitation), at Camtek’s option, if the last reported sale price of Camtek’s ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which Camtek provides notice of redemption, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest (if any) to, but excluding, the redemption date. Holders of the Notes will have the right to require Camtek to repurchase all or a portion of their Notes upon the occurrence of a fundamental change (as defined in the indenture governing the Notes) at a cash repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid special interest (if any) to, but excluding, the fundamental change repurchase date.

The Indenture contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare the entire principal amount of all the Notes plus accrued special interest (if any), to be immediately due and payable.

The Notes are general unsecured obligations of the Company. The Notes rank senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated in right of payment to the Notes, rank equal in right of payment to any of the Company’s unsecured indebtedness that is not so subordinated, are effectively subordinated in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and to the Company’s liabilities in priority under the applicable bankruptcy laws of Israel and are structurally subordinated to all indebtedness and other liabilities (including trade payables) of the Company’s subsidiaries.

The net proceeds from the sale of the Notes were approximately $194.5 million, after deducting the Initial Purchasers’ discounts and the estimated offering expenses payable by the Company. Camtek intends to use the net proceeds from the offering of the Notes to the Initial Purchasers for general corporate purposes, including, but not limited to, potential acquisitions, working capital, capital expenditures, investments, research and development and product development. Camtek has not determined the amount of net proceeds to be used specifically for the foregoing purposes and has no agreements or understandings with respect to any acquisition or investment at this time.

UNREGISTERED SALE OF EQUITY SECURITIES

The Company’s offering of the Notes to the Initial Purchasers was made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The Company relied on this exemption from registration based in part on representations made by the Initial Purchasers in the Purchase Agreement, including that the Initial Purchasers would only offer, sell or deliver the Notes to persons inside the United States whom they reasonably believed to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act.

The Notes and the Company’s ordinary shares issuable upon conversion of the Notes, if any, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

4.1	Indenture between Camtek Ltd. and U.S. Bank National Association, as trustee, for the 0% Convertible Senior Notes due 2026.
4.2	Form of 0% Convertible Senior Note due 2026 (included in Exhibit 4.1).

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: November 23, 2021